

Mail Stop 3561

October 5, 2017

Susan Daggett
Chief Financial Officer
Noodles & Company
520 Zang Street, Suite D
Broomfield, Colorado 80021

>   **Re: Noodles & Company**
>   **Form 10-K for the Fiscal Year Ended January 3, 2017**
>   **Filed March 2, 2017**
>   **File No. 001-35987**

Dear Ms. Daggett:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended January 3, 2017

Selected Financial Data, page 29

1. We note your disclosure on page 31 of restaurant contribution and footnote disclosure that it represents restaurant revenue less restaurant operating costs which are cost of sales, labor, occupancy and other restaurant operating costs. Please note that this is a non-GAAP financial measure and your filing should include the disclosures required by Item 10(e) of Regulation S-K. In this regard, we also note that your measure should be reconciled to operating income, rather than revenue, as that is considered the most comparable GAAP measure. Your disclosure should also indicate that that the measure is not indicative of overall results for the company, and the fact that restaurant-level contribution does not accrue directly to the benefit of shareholders because of corporate-level expenses excluded from the measure. Refer to Item 10(e)(1)(i)(C) of Regulation S-K Question 102.03 of the non-GAAP C&DIs. Please revise accordingly.

Financial Statements

Notes to Consolidated Financial Statements

17. Selected Quarterly Financial Data, page 74

2. Please revise to discuss the nature of any unusual or infrequent items that impacted your quarterly results of operations for the various periods presented, such as the restaurant closure/impairment charges, data security incident and other litigation charges. Refer to the requirement outlined in Item 302(a)(3) of Regulation S-K.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Heather Clark at 202-551-3624 or Claire Erlanger at 202-551-3301 if you have questions regarding comments on the financial statements and related matters. Please contact me at 202-551-3379 with any other questions.

Sincerely,

/s/ Melissa Raminpour

Melissa Raminpour
Branch Chief
Office of Transportation and Leisure